Exhibit 99.1

Chanson International Holding Announces Pricing of $7.274 Million Public Offering

URUMQI, China, September 16, 2024 -- Chanson International Holding (Nasdaq: CHSN) (the “Company” or “Chanson”), a provider of bakery, seasonal, and beverage products through its chain stores in China and the United States, today announced the pricing of a best-efforts public offering (the “Offering”) of 8,980,251 Class A ordinary shares (“Class A Ordinary Shares”) of the Company, and 8,980,251 common warrants (“Common Warrants”) to purchase 8,980,251 Class A Ordinary Shares, at a combined offering price of $0.81 per share and accompanying warrant. The Common Warrants have an exercise price of $0.972 per share. The Company expects to receive aggregate gross proceeds of $7.274 million from the Offering, before deducting offering expenses and commissions, excluding the exercise of any Common Warrants.

The Offering is expected to close on or about September 17, 2024, subject to the satisfaction of customary closing conditions. The Company intends to use the net proceeds from the Offering for opening new stores in China and in the U.S.

Joseph Stone Capital, LLC is acting as the exclusive placement agent for the Offering.

A registration statement on Form F-1, as amended (File Number: 333-281732) relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”), and was declared effective by the SEC on September 12, 2024. The Offering is being made only by means of a prospectus that forms a part of the registration statement. A final prospectus relating to the Offering will be filed with the SEC and will be available for free on the SEC’s website, located at www.sec.gov. Copies of the prospectus, when available, may be obtained from: Joseph Stone Capital, LLC, 29 Broadway, #1800, New York, New York, 10006, or by email at corporatefinance@josephstonecapital.com, or by calling 888-302-5548.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Chanson International Holding

Founded in 2009, Chanson International Holding is a provider of bakery, seasonal, and beverage products through its chain stores in China and the United States. Headquartered in Urumqi, China, Chanson directly operates stores in Xinjiang, China and New York, United States. Chanson currently manages 46 stores in China, and three stores in New York City while selling on digital platforms and third-party online food ordering platforms. Chanson offers not only packaged bakery products but also made-in-store pastries and eat-in services, serving freshly prepared bakery products and extensive beverage products. Chanson aims to make healthy, nutritious, and ready-to-eat food through advanced facilities based on in-depth industry research, while creating a comfortable and distinguishable store environment for customers. Chanson’s dedicated and highly-experienced product development teams constantly create new products that reflect market trends to meet customer demand. For more information, please visit the Company’s website: http://ir.chanson-international.net/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Chanson International Holding

Investor Relations Department

Email: IR@chansoninternational.com

Ascent Investors Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com